UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ___________

Commission file number: 000-25927

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Macatawa Bank 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macatawa Bank Corporation, 10753 Macatawa Drive, Holland, Michigan 49424

401(k) Plan

Financial Statements
and
Supplementary Information

For the Years Ended
December 31, 2015 and 2014

MACATAWA BANK
401(k) PLAN

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Audit Committee of Macatawa Bank Corporation
Macatawa Bank 401(k) Plan
Holland, Michigan

We have audited the accompanying statements of net assets available for benefits of the Macatawa Bank 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

\s\ BDO USA, LLP

Grand Rapids, Michigan
May 20, 2016

MACATAWA BANK CORPORATION
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2015 and 2014

	2015	2014
ASSETS
Investments at fair value
Mutual funds	$18,910,962	$18,923,671
Money market funds	613,814	473,047
Macatawa Bank Corporation common stock	2,299,538	1,879,460
Total investments at fair value	21,824,314	21,276,178

Notes receivable from participants	458,935	281,784
Accrued dividends receivable	2,364	1,979
Accrued contributions - participant	42,113	---
Accrued contributions - employer	21,020	---
Due from broker	---	34,185
Total receivables	524,432	317,948

Total Assets	22,348,746	21,594,126

LIABILITIES

Due to broker	76	4
Net assets available for benefits	$22,348,670	$21,594,122

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2015 and 2014

	2015	2014

Additions to net assets attributed to Investment income
Dividend income	$271,913	$246,179
Interest income	97	46
Net appreciation in fair value of investments	196,035	1,414,702
Total investment income	468,045	1,660,927

Contributions
Participant	1,363,694	1,222,093
Match	685,879	630,180
Rollover	431,949	176,047
Total contributions	2,481,522	2,028,320

Interest income - notes receivable from participants	15,813	11,870
Total additions	2,965,380	3,701,117

Deductions from net assets attributable to
Benefits paid to participants	2,203,607	1,180,234
Deemed distributions	---	---
Administrative expenses	7,225	5,546
Total deductions	2,210,832	1,185,780

Net increase	754,548	2,515,337

Net assets available for benefits
Beginning of year	21,594,122	19,078,785
End of year	$22,348,670	$21,594,122

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Macatawa Bank 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan's provisions.

Description of the Plan

General: The Plan is a defined contribution plan covering all full-time employees of Macatawa Bank Corporation (“Plan Sponsor” or “Corporation”) who have attained the age of 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Participants may contribute a portion of their annual compensation as pre-tax contributions, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code.  In addition, the Plan also allows for Roth after-tax contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as Individual Retirement Accounts.   The Plan Sponsor contributes a safe harbor matching contribution of 100% of the first 3% and 50% of the second 2% of base compensation that a participant contributes to the Plan.

Participants direct the investment of contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, a money market fund and Macatawa Bank Corporation common stock as investment options for participants.  Contributions are subject to certain limitations.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses, as applicable.  Allocations are based on the ratio of each participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in employee deferral and employer matching contributions, plus actual earnings thereon.

Notes Receivable:  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The notes receivable are secured by the balance in the participant's account and bear interest at the prime rate plus one (effective rate of 4.50% at December 31, 2015) which is commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  Principal and interest is paid to the Plan ratably through payroll deductions.  The notes receivable are to be repaid over a period not to exceed five years.  The Plan Administrator may fix the term for repayment of a home loan for a period exceeding five years.  A home loan is a loan used to acquire a dwelling unit which, within a reasonable time, the Participant will use as a principal residence.

Payment of Benefits:  On termination of service due to death, disability or retirement, a participant is required to receive a lump-sum amount equal to the value of his or her vested interest in his or her account as defined by the Plan agreement.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  In-service withdrawal of account balances may be elected by active participants who have reached 59½ years of age.  The Plan allows for participants to receive hardship distributions.

Administrative Expenses:  The Plan’s administrative expenses, including salaries, accounting, legal, recordkeeping, and trust services are paid by the Plan Sponsor and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  An administrative fee is charged to those participants electing to receive a distribution and an annual administrative fee is charged to those participants who have terminated service from the Corporation but continue to maintain an account balance in the Plan.  There is also an administrative service fee charged to the individual participant’s account at the time a note receivable is issued.

MACATAWA BANK
401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:  Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 2 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in aggregate fair value includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.

Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a direct reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants:  Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest.  Delinquent notes receivable, if any, from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits:  Benefits are recorded when paid.

Recent Accounting Pronouncements:  In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) 2015-07 “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent),” (“ASU 2015-07”).  ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement.  Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient.  ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.

In July 2015, the FASB issued ASU 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)” (“ASU 2015-12”). The amendments in Part I of ASU 2015-12 eliminated the requirements that employee benefit plans measure the fair value of fully benefit–responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value. The amendments in Part II of ASU 2015-12 will require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU 2015-12 provide a practical expedient to permit plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted.

Plan management reviewed both ASU 2015-07 and ASU 2015-12, and decided to early adopt both standards as they believe it will simplify Plan accounting and its presentation in the financial statements. As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-07 and ASU 2015-12.

MACATAWA BANK
401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – INVESTMENTS AND FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

●	quoted prices for similar assets or liabilities in active markets;

●	quoted prices for identical or similar assets or liabilities in inactive markets;

●	inputs other than quoted prices that are observable for the asset or liability; and

●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds:  Shares held in mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end.  The NAV is based on the quoted market prices of the underlying shares owned by the fund, minus its liabilities, then divided by the number of shares outstanding.

Money market funds:  Valued at quoted market prices in an exchange and active market, which represents the NAV of shares held by the Plan.  The money market funds seek to maintain a $1.00 NAV.

Common stock:  Macatawa Bank Corporation common stock is valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MACATAWA BANK
401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – INVESTMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Fair Level 1	Quoted Prices in Active Markets for Identical Assets Level 2		Significant Other Observable Level 3		Significant Unobservable Inputs Total
2015

Total mutual funds	18,910,962		---		---	18,910,962

Money market funds	613,814		---		---	613,814

Macatawa Bank Corp. common stock - financial institution	2,299,538		---		---	2,299,538

Total investments at fair value	$21,824,314	$	---	$	---	$21,824,314

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Fair Level 1	Quoted Prices in Active Markets for Identical Assets Level 2		Significant Other Observable Level 3		Significant Unobservable Inputs Total
2014

Total mutual funds	$18,923,671		---		---	$18,923,671

Money market funds	473,047		---		---	473,047

Macatawa Bank Corp. common stock - financial institution	1,879,460		---		---	1,879,460

Total investments at fair value	$21,276,178	$	---	$	---	$21,276,178

Changes in Fair Value Levels:  The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets available for benefits. For the years ended December 31, 2015 and 2014, there were no transfers in or out of levels 1, 2 or 3.

MACATAWA BANK
401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor (“DOL”) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain investments of the Plan are managed by SEI Investments Company, custodian of plan assets.  Therefore, the Plan’s investments in the SEI SDIT Prime Obligations Fund as of December 31, 2015 and 2014 represent party-in-interest investment transactions.

Macatawa Bank Corporation, through its trust department, serves as trustee, custodian, and record keeper for the Plan.  Therefore, all transactions between the Plan and Macatawa Bank Corporation constitute party-in-interest transactions.  The 380,089 and 345,489 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2015 and 2014, represent approximately 1.12% and 1.02% of the Corporation’s total outstanding shares of common stock, respectively, as of those dates.

Cash dividends totaling $39,629 and $24,693 were paid to the Plan by Macatawa Bank Corporation during 2015 and 2014, respectively.  Fees paid by the Plan to the trust department of Macatawa Bank Corporation for administrative expenses were $7,225 and $5,546 in 2015 and 2014, respectively.

NOTE 4 - INCOME TAX STATUS

The Corporation’s Board of Directors adopted the Macatawa Bank Prototype 401(k) plan document.  The Plan Sponsor has received, from the Internal Revenue Service, an opinion letter dated March 31, 2008, stating that the written form of the underlying prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Sections 401(a) of the Code.  The Plan is required to operate in conformity with the Code to maintain its qualification.  The prototype plan document has been amended since receiving the opinion letter.  However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan Administrator has analyzed the tax positions that would require recognition of a liability or asset or disclosure in the financial statements and has determined that there are no unrecognized tax benefits at December 31, 2015 or 2014.  The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

NOTE 5 - PLAN TERMINATION

The Plan Sponsor has not expressed any intent to terminate the Plan subject to the provisions of ERISA.

MACATAWA BANK
401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities, and other investment securities, a money market fund and in shares of Macatawa Bank Corporation common stock.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

* * * * *

SUPPLEMENTARY INFORMATION

MACATAWA BANK
401 (k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015
PLAN #001
EIN 38-3378283

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual funds
	T. Rowe Price	T. Rowe Price Mid Cap Growth Fund	**	$3,055,072
	Vanguard	Vanguard 500 Index Adm Fund	**	2,639,019
	Dodge and Cox Funds	Dodge and Cox Stock Fund	**	2,280,795
	Vanguard	Vanguard Small Cap Index Adm Fund	**	1,948,795
	T. Rowe Price	T. Rowe Price Growth Stock Fund	**	1,883,202
	Oppenheimer	Oppenheimer International Growth Fund	**	1,033,514
	Vanguard	Vanguard Mid-Cap Index Fund	**	927,375
	T. Rowe Price	T. Rowe Price PS Balanced Fund	**	682,923
	Vanguard	Vanguard Intermediate Bond Index Adm Fund	**	468,069
	T. Rowe Price	T. Rowe Price Pers Strat Growth Fund	**	454,019
	T. Rowe Price	T. Rowe Price 2040 Retirement Fund	**	404,116
	T. Rowe Price	T. Rowe Price 2020 Retirement Fund	**	368,420
	Vanguard	Vanguard Short-term Investment	**	358,496
	Dodge and Cox Funds	Dodge & Cox International Stock Fund	**	312,775
	T. Rowe Price	T. Rowe Price 2030 Retirement Fund	**	307,490
	Janus	Janus Triton Fund	**	286,094
	T. Rowe Price	T. Rowe Price 2050 Retirement Fund	**	268,507
	First Eagle	First Eagle Global A	**	208,149
	American Funds	American Funds EuroPacific Growth Fund R5	**	200,983
	DFA	DFA US Small Cap Value	**	171,306
	T. Rowe Price	T. Rowe Price PS Income Fund	**	141,689
	Vanguard	Vanguard Long-term Bond Index Fund	**	139,828
	Ridgeworth Investments	Ridgeworth Mid Cap Value Equity	**	125,784
	Vanguard	Vanguard Inflation Protected Secs Adm	**	118,014
	Oppenheimer	Oppenheimer Developing Market Fund	**	88,415
	DFA	DFA International Value I	**	18,105
	Vanguard	Vanguard REIT Index Fund	**	13,062
	T. Rowe Price	T. Rowe Price 2060 Retirement Fund	**	6,946
	Total mutual funds			18,910,962
	Money market funds
*	SEI	SDIT Prime Obligations Fund	**	613,814
	Common stock
*	Macatawa Bank Corporation	380,089 shares of common stock	**	2,299,538
	Total investments at fair value			21,824,314
*	Notes receivable from participants	Loans, interest rate of 4.50%, collateral - participant account balances		458,935
	Total			$22,283,249

(*) An asterisk in this column identifies a person known to be a party-in-interest
(**) Cost is not required because all investments are participant directed.

EXHIBITS

The following exhibits are filed as part of this report:

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

MACATAWA BANK 401 (k) PLAN

Dated: May 20, 2016	By:	/s/ Jon W. Swets
Jon W. Swets
Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP